

November 23, 2011

Via E-mail
N. Anthony Coles
President and Chief Executive Officer
Onyx Pharmaceuticals, Inc.
249 East Grand Avenue
South San Francisco CA, 94080

   Re: **Onyx Pharmaceuticals, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 23, 2011
      File No. 000-28298

Dear Mr. Coles:

   We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 3. Agreement with Ono Pharmaceutical Co. Ltd., page 88

1. In the third quarter of 2010, you recognized $59.2 million in revenue relating to the license of carfilzomib and ONX 0912 for all oncology indications in Japan based on the relative selling price of the element since you determined that it had stand-alone value. You determined that the reimbursement of global development costs and the future development and commercial supply arrangements are contingent deliverables. Please provide us your analysis of the accounting for the arrangement. Also address the following:
   - How you determined each unit of accounting in this agreement in accordance with ASC 605-25-25. In this regard, please specifically address how the license unit of accounting has stand-alone value as it does not appear to be sold separately by any vendor nor does it appear that Ono can resell it as required by ASC 605-25-25-5a.

- Please tell us the factors that led to your conclusion that the reimbursement of global development costs and the future development and commercial supply arrangements are contingent deliverables. In this regard, also summarize for us the terms of these deliverables and provide us your analysis regarding whether or not each contingent deliverable contains a significant and incremental discount.
- Address why the "development and commercial milestone payments are solely dependent on Ono's performance and not on any performance obligations of the Company" and elaborate on your role in assisting Ono obtain the value of the license.
- Provide to us an unredacted version of the *License, Development and Commercialization Agreement* dated as of September 7, 2010.

2. You state that the milestone and global development support payments could total approximately $283.5 million. Please provide us proposed disclosure to be included in future filings to comply with ASC 605-28-50-2b.

3. Please tell us how the license agreement affected the fair value of the intangible asset when tested for impairment at December 31, 2010 in accordance with ASC 350-30-35-17A.

Note 4. Agreements with Other Companies
BTG, page 89

4. Your disclosure indicates that you may be required to make "additional milestone payments upon the achievement of certain marketing approvals and commercial milestones". Provide us proposed disclosure to be included in future filings quantifying the amount of such payments.

Note 17. Income Taxes, page 107

5. You disclose that foreign operations were a loss of $169.5 million, nil & nil, for 2010, 2009, and 2008. Please provide us the components of the $169.5 million and tell us why there were no losses on foreign operations recorded in 2009 and 2008.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant